SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

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MINUTES OF THE EIGHT HUNDRED AND TWENTIETH MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

1. DATE, TIME AND PLACE: On the twenty-third day of November of the year two thousand and eighteen, at 3:00 p.m., on the 13th floor of the Company's Central Office, at Avenida Presidente Vargas, 409, Centro, Rio de Janeiro - RJ.

2. CALL: The meeting was held on 11/22/2018.

3. PRESENCE: The meeting was chaired via videoconference by the board member JOSÉ GUIMARÃES MONFORTE. Board members CARLOS EDUARDO RODRIGUES PEREIRA and JOSÉ PAIS RANGEL attended the meeting in person. The Board members WILSON FERREIRA JR., ELVIRA BARACUHY CAVALCANTI PRESTA, MAURO GENTILE RODRIGUES DA CUNHA, VICENTE FALCONI CAMPOS, ARIOSTO ANTUNES CULAU, WALTER BAÈRE DE ARAUJO FILHO, MANOEL ARLINDO ZARONI TORRES and EDVALDO LUÍS RISSO participated by videoconference. There were no records of absences. The following members of the Eletrobras Board of Executive Officers also participated in the meeting: the Financial Chief  and Investor Relations Officer, Mr. Armando Casado de Araújo; Administration Officer, Ms. Aracilba Alves da Rocha; and the Generation Officer, Mr. Antonio Varejão Godoy.

4. INSTRUCTION: The support material was also made available to the Board Members through: (i) the Governance Portal; and (ii) electronic correspondence.

5. INITIAL CONSIDERATIONS OF THE CHAIRMAN OF THE BOARD OF DIRECTORS:

President JOSÉ GUIMARÃES MONFORTE thanked the Directors for the effort expended to make room in their agendas, in order to make this extraordinary and deliberative meeting feasible.

He clarified the content of the agenda, which deals with the proposal of deliberation sent by the Executive Board of Eletrobras to call the 173rd Extraordinary General Meeting of Eletrobras.

Accordingly, it stated that the purpose of the 173rd EGM was to resolve on the part of the Company's shareholders regarding the extension or not of the deadline established at the occasion of the 171st EGM for the transfer of control of the Eletrobras distribution companies.

In relation to the segment of the notice regarding the extension of the divestiture period, it was noted that the scheduled date for the public session of the Amazonas distributor auction, according to the schedule published by the BNDES, dates back to December 10, 2018, and BNDES itself estimates in its schedule that the signing of the agreements for the purchase and sale of shares will occur within 90 (ninety) days after the holding of the competitive event.

In relation to the distribution company CEAL, there is still the expectation of reversing the injunction granted in the court of judicial process that is processed in the Federal Supreme Court and that, for now, prevents the auction of this distribution company.

Therefore, the deadline established in the 171st EGM of Eletrobras is no longer consistent with the process of privatization of these remaining distribution companies, so it is necessary, under the terms of article 19 of Law No. 9,491/97, to submit the matter to the company's shareholders association so that they can decide whether or not to postpone the deadline established for the transfer of the shareholding control of these distribution companies.

In response to these initial considerations, Chairman JOSÉ GUIMARÃES MONFORTE highlighted that the Board of Directors of Eletrobras has been deeply engaged in fulfilling its duty of diligence, in the line of business judgment rule, with an informed, reflected and disinterested, always in the incessant search for the alternative that best serves the legitimate interests of this company, always aiming at its perpetuity and the preservation of its capacity to generate value.

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6. PROPOSAL OF THE EXECUTIVE BOARD:

The Executive Board of Eletrobras, through Resolution No. 805, dated November 22, 2018, forwarded to the Board of Directors of Eletrobras a proposal for approval of the call of the 173rd Extraordinary General Meeting of Eletrobras. The agenda and conclusion of the directors were as follows:

Agenda:

“1. To approve the rectification of item 6 of the decision of the 171st Extraordinary General Meeting, changing so that the date of transfer of control of Companhia Energética de Alagoas (hereinafter Ceal) occurs until March 31, 2019, provided that, cumulatively, the occurrence of the following events: (i) that the Granting Authority extends the designation to provide the services of distributor, by the abovementioned distributor, until March 31, 2019, pursuant to article 3 of Provisional Measure 856, of November 13, 2018; and (ii) that, irrevocably and irreversibly, the Granting Authority ensures, by a perfect legal act, that the resources necessary to operate, maintain and make investments related to the temporary provision of the public service of the respective distributor between January 1, 2019 and March 31, 2019, shall be provided by the tariff and/or by the Federal Government and/or Sectoral Funds, maintaining full economic and financial neutrality for the entire new designation period, without any funding contribution by Eletrobras;

2. To approve the rectification of item 4 of the decision of the 171st Extraordinary General Meeting, changing so that the date of transfer of control of Amazonas Distribuidora de Energia S.A. (hereinafter Amazonas Energia) occurs until March 31, 2019, provided that, cumulatively, the occurrence of the following events: (i) that the Granting Authority extends the designation to provide the services of distributor, by the above-mentioned distributor, until March 31, 2019, pursuant to article 3 of Provisional Measure 856 of November 13, 2018, and (ii) that, irrevocably and irreversibly, the Granting Authority, ensures by perfect legal act, that the resources necessary to operate, maintain and make investments related to the temporary provision of the public service of the respective distributor between January 1, 2019 and March 31, 2019, shall be provided by the tariff and/or by the Federal Government and/or Sectoral Funds, maintaining full economic and financial neutrality for the entire new designation period, without any funding contribution by Eletrobras;

3. To approve, if items 1 and/or 2 above are approved, the beginning of dissolution and liquidation of the respective distributor, in the event of non-compliance with any of the conditions listed in items 1 and/or 2; and

4. To approve, if items 1 and/or 2 above are approved, that Eletrobras does not provide guarantees in favor of the distributors mentioned in items 1 and 2 above, as of the new designation period dealt with in items 1 and 2 above.

Management Conclusion:

 “As can be seen from the foregoing, considering all the benefits and risks described in this Management Proposal and its annexes, Management believes that all the items on the agenda should be approved. Meanwhile, management informs that, if it does not succeed in the sale of the distributors until March 31, 2019, will pursue the best interest of the Company in all possible litigation lawsuits against the Company.

In addition, as regards the non-recognition of neutrality of the designation period, in what affects Eletrobras, the Company, at the time of final accounts, will demonstrate its receivables and will seek by all administrative and judicial means to receive them.”

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7. DELIBERATION POINT:

The matter was presented to the Directors by the Chief Financial and Investor Relations Officer, together with his support team, at which time the Board members clarified their doubts and discussed the proposed resolution submitted by the Board of Executive Officers.

At the end of the discussions, the Directors cast their votes based on  the available support material and, in the exercise of their merits, decided to approve the following proposal for deliberation:

➢  DEL-222/2018. Call of the 173rd Extraordinary General Meeting of Eletrobras. RES-805, 22.11.2018. The Board of Directors of Centrais Elétricas Brasileiras S.A. - Eletrobras, in the use of its attributions, endorsing the decision of the Executive Board, and based on the documents below, DECIDED: ➢ Report to the Executive Board No. PR-424, of 11/21/2018; ➢ Executive Summary No. DFR-008, 11/22/2018; 1. To approve the call of the 173rd Shareholders' Extraordinary General Meeting, pursuant to the Call Notice and Management Proposal and its Annexes, in accordance with the attached final minutes; To determine that the Financial and Investor Relations Office shall adopt the necessary measures for the call referred to in the above item to be held on December 28, 2018; and 3. To determine that the Investor Relations Superintendence - DFR, the General Secretariat of the Presidency - PRGS and the Secretariat of Governance of the Board of Directors - CAAS, adopt, in their respective areas of action, the necessary measures to comply with this Resolution.

Quorum of deliberation: Unanimity.

Due to the deliberation of this meeting, the agenda for the public notice and the conclusion of the management proposal, proposed by the Executive Board of Eletrobras, were unanimously approved by the Board of Directors of Eletrobras, as follows:

Agenda:

“1. To approve the rectification of item 6 of the decision of the 171st Extraordinary General Meeting, changing so that the date of transfer of control of Companhia Energética de Alagoas (hereinafter Ceal) occurs until March 31, 2019, provided that, cumulatively, the occurrence of the following events: (i) that the Granting Authority extends the designation to provide the services of distributor, by the abovementioned distributor, until March 31, 2019, pursuant to article 3 of Provisional Measure 856, of November 13, 2018; and (ii) that, irrevocably and irreversibly, the Granting Authority ensures, by a perfect legal act, that the resources necessary to operate, maintain and make investments related to the temporary provision of the public service of the respective distributor between January 1, 2019 and March 31, 2019, shall be provided by the tariff and/or by the Federal Government and/or Sectoral Funds, maintaining full economic and financial neutrality for the entire new designation period, without any funding contribution by Eletrobras;;

2. To approve the rectification of item 4 of the decision of the 171st Extraordinary General Meeting, changing so that the date of transfer of control of Amazonas Distribuidora de Energia S.A. (hereinafter Amazonas Energia) occurs until March 31, 2019, provided that, cumulatively, the occurrence of the following events: (i) that the Granting Authority extends the designation to provide the services of distributor, by the above-mentioned distributor, until March 31, 2019, pursuant to article 3 of Provisional Measure 856 of November 13, 2018, and (ii) that, irrevocably and irreversibly, the Granting Authority, ensures by perfect legal act, that the resources necessary to operate, maintain and make investments related to the temporary provision of the public service of the respective distributor between January 1, 2019 and March 31, 2019, shall be provided by the tariff and/or by the Federal Government and/or Sectoral Funds, maintaining full economic and financial neutrality for the entire new designation period, without any funding contribution by Eletrobras;

3. To approve, if items 1 and/or 2 above are approved, the beginning of dissolution and liquidation of the respective distributor, in the event of non-compliance with any of the conditions listed in items 1 and/or 2; and

4. To approve, if items 1 and/or 2 above are approved, that Eletrobras does not provide guarantees in favor of the distributors mentioned in items 1 and 2 above, as of the new designation period dealt with in items 1 and 2 above.

Management Conclusion:

“As can be seen from the foregoing, considering all the benefits and risks described in this Management Proposal and its annexes, Management believes that all the items on the agenda should be approved. Meanwhile, management informs that, if it does not succeed in the sale of the distributors until March 31, 2019, will pursue the best interest of the Company in all possible litigation lawsuits against the Company.

Free translation

In addition, as regards the non-recognition of neutrality of the designation period, in what affects Eletrobras, the Company, at the time of final accounts, will demonstrate its receivables and will seek by all administrative and judicial means to receive them.”

Board members CARLOS EDUARDO RODRIGUES PEREIRA and JOSÉ PAIS RANGEL considered in their votes for approval of the resolution proposal reflected in item 7 that the managers of this company have the fiduciary duty to always seek the best interests of the company, even if that means eventual contention or litigation with the controlling shareholder. In this sense, board members CARLOS EDUARDO RODRIGUES PEREIRA and JOSÉ PAIS RANGEL registered that: (i) the decision issued by the Eletrobras shareholder group on the occasion of the 170th Extraordinary General Meeting and approved the proposed model for the privatization of the Eletrobras distributors is sovereign, so that the present proposal for management is only intended to ensure effectiveness of such a decision, that the auctions of these distributors have not yet occurred; (ii) the company must seek, administratively and judicially, the application of the legal regime dealt with in Law 8,029/90 to an eventual hypothesis of dissolution and liquidation of these distributors, notably, the legal command that establishes that "the Federal Government shall succeed the entity that becomes extinct or dissolved, in their rights and obligations arising from legal norm, administrative act or contract, as well as other pecuniary obligations."

8. CLOSURE AND LAVRATURE:

There being no further business to discuss, Chairman JOSÉ GUIMARÃES MONFORTE closed the proceedings and determined the drawing up of these minutes, which, after being read and approved, were signed by the attending Directors and by myself, BRUNO KLAPPER LOPES, Secretary of Governance of the Board, which I wrote.

JOSÉ GUIMARÃES MONFORTE	WILSON FERREIRA JR.
Board Chairman	Board Member

CARLOS EDUARDO RODRIGUES PEREIRA	EDVALDO LUÍS RISSO
Board Member	Board Member

VICENTE FALCONI CAMPOS	ARIOSTO ANTUNES CULAU
Board Member	Board Member

JOSÉ PAIS RANGEL	MAURO GENTILE RODRIGUES DA CUNHA
Board Member	Board Member

ELVIRA BARACUHY CAVALCANTI PRESTA	WALTER BAÈRE DE ARAUJO FILHO
Board Member	Board Member

MANOEL ARLINDO ZARONI TORRES	BRUNO KLAPPER LOPES
Board Member	Secretary of Governance

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 3, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.